UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS


                         QUEST GROUP INTERNAIONAL, INC.

           Nevada                        0-26694                  87-0681500
----------------------------      ------------------------   -------------------
(State or other jurisdiction      (Commission file number)      (IRS employer
      of incorporation)                                      identification no.)


                         967 W. Center, Orem, Utah 84057
                    ----------------------------------------
                    (Address of principal executive offices)

                                 (801) 765-1301
                           --------------------------
                           (Issuer's Telephone Number)

                  Approximate Date of Mailing: October 27, 2006


THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

                                  INTRODUCTION

         This Information Statement is being furnished to stockholders of record as of October 20, 2006 of the outstanding shares of common stock, par value $0.001 (the "Common Stock") of Quest Group, International, Inc., a Nevada corporation (the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder.

         No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders.) Accordingly, a change in a majority of the Company's directors will not occur until at least 10 days following the mailing of this Information Statement. Craig Davis and Teresa Fackrell, the current directors of the Company, have submitted their resignations, which resignation will become effective 10 days subsequent to the date of this Information Statement (November 6, 2006).

                                VOTING SECURITIES

         The Common Stock is the only class of equity securities that is currently issued and outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of the date hereof, the Company had 10,259,000 shares of Common Stock issued and outstanding.

                  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
                                BENEFICIAL OWNERS

         Except as otherwise noted, the following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 24, 2006, for: (i) each person who is known by us to beneficially own more than five percent of the our common stock, (ii) each of our directors,
(iii) our Named Executive Officer, and (iv) all directors and executive officers as a group. As of October 24, 2006, we had 10,254,000 shares of common stock outstanding.

                                    Shares
       Name and Address          Beneficially   Percentage
    of Beneficial Owner(1)          Owned         of Total   Position
    ----------------------          -----         --------   --------

Matthew Evans (2)(3)                  1,000            *    President, Treasurer
                                                            & Secretary
Craig A. Davis (2)                1,025,000         9.9%      Director
Teresa Fackrell (2)                 996,000         9.7%      Director
Executive Officers and            2,022,000        19.6%
  Directors as a Group
  (three persons)
Bateman Dynasty, LC (4)           5,373,000        52.4%
  1065 W. 1150 S.
  Provo, Utah 84601
Sales Team Automation, LLC (5)    1,005,000         9.8%
  1335 West 1650 North, Suite C
  Springville, Utah 84663

* Less than 1%.
--------------

(1) Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as our address.
(2) Ten days after the date this Form 14f-1 is mailed to stockholders and filed with the Securities and Exchange Commission (the "Effective Date"), Mr. Davis' and Ms. Fackrell's resignations as directors and Mr. Evans appointment as the sole director of the Company will become effective.
(3)  These shares are owned by Mr. Evan's spouse.
(4) These shares are owned by Bateman Dynasty, LC, a private limited liability company owned by the Bateman Dynasty Trust, of which Brenda M. Hall is the trustee and Mr. Lynn Bateman's grandchildren are the beneficiaries. Mr. Bateman is the sole manager of the Bateman Dynasty, LC which is deemed to have sole voting and dispositive powers with respect to these shares.
(5) Of these shares, 1,000,000 are owned by Sales Team Automation, LLC and 5,000 of these shares are owned by an affiliate of Sales Team Automation, LLC.

Changes in Control

         We are not aware of any arrangements which may, at a subsequent date, result in a change in control of our company.

Securities Authorized for Issuance Under Equity Compensation Plans

         We have no securities authorized for issuance under equity compensation plans.

                        DIRECTORS AND EXECUTIVE OFFICERS

         On the Effective Date, the resignations of Mr. Davis and Ms. Fackrell as directors of the Company and the appointment of Mr. Evans as the sole director of the Company will become effective. On October 23, 2006, Mr. Evans and Ms. Fackrell resigned as officers of the Company and Mr. Evans was appointed as the sole officer of the Company. Set forth below is certain information concerning our directors and executive officers as of October 24, 2006.

                                                                      With the
    Name             Age            Position                       Company Since
    ----             ---            --------                       -------------

Matthew Evans        34     President, Secretary & Treasurer             2006

Craig Davis          48     Director                                     2001

Teresa Fackrell      38     Director                                     2001
---------------

         Matthew W. Evans. Mr. Evans was appointed to be an officer of the Company on October 23, 2006 and he will become the sole director of the Company on the Effective Date. Mr. Evans works for the Company on a part time basis. Mr. Evans is employed as a City Planner with the city of Mapleton, Utah (September 2002 - Present). He was previously employed as a City Planner of Provo, Utah (April 1997 - September 2002) and Riverton, Utah (February 1995-April 1997). He received a Bachelor of Science Degree in Geography from Utah State University in Logan, Utah, with emphasis in Rural Planning and Urban Geography, and also received a certificate in Urban and Regional Planning from the University of Utah. Mr. Evans holds no other directorships in reporting companies.

         Craig Davis. Mr. Davis is a director. He has been a director and officer since August 2001 and his resignation as a director will become effective on the Effective Date. Mr. Davis has been involved in the direct sales industry for approximately fourteen years as a corporate executive or industry consultant. Mr. Davis has experience in the marketing and selling of nutritional products. Mr. Davis does not have prior experience in research and development activities for nutritional products. From 1996 to 1998, Mr. Davis was the Executive Vice President of Global Connections, a private company, and his duties included information systems, warehousing, inventory and customer service oversight. Global Connections' principal business involved procuring overstocked and discontinued products and selling them to independent distributors and customers at discount prices. While Mr. Davis does not have personal knowledge of the details, it is his understanding that Global Connections went through some kind of reorganization with another company and is no longer conducting business under the Global Connection name. From 1998 to 1999, Mr. Davis was the Director of Support Services for Nu Skin Enterprises, Inc., a public company, and his duties involved management of ISP and telecommunications service centers. Nu Skin Enterprises, Inc. is a multinational direct sales company. Nu Skin Enterprises, Inc. was founded in 1984 and has expanded into more than 30 markets worldwide with products being sold one-to-one by over 500,000 active distributors through three fully owned subsidiaries, Nu Skin, Pharmanex and Big Planet. Nu Skin distributes personal care products with an emphasis on skin care. Pharmanex distributes nutritional products. Big Planet provides Internet and Web page hosting service, mobile phone and voice mail service and web mail service. From 1999 to 2001, Mr. Davis was the Chief Operating Officer of One World Online.com, a public company, and his duties involved product development, purchasing, information systems, customer support, and human resources oversight. One World Online provided its members Internet and Web page hosting service, miscellaneous discount merchandise and purchase incentives on the Internet. One World Online ceased to conduct business in 2001. Prior to 1996, Mr. Davis worked as either an executive or consultant for Neways, Enrich International, 2021 Software and others. His range of experience includes product development and marketing, international business development and operations. Mr. Davis is not engaged in consulting work or providing other services to his prior employers.

         Teresa Fackrell. Ms. Fackrell a director. She has been a director since May 2002 and her resignation as a director will become effective on the Effective Date. Ms. Fackrell has been employed by several direct sales companies during the past ten years in a wide range of management and operations assignments for established public companies and an operations consultant for start-up companies. She has experience in the marketing and selling of nutritional products. Ms. Fackrell does not have prior experience in research and development activities for nutritional products. Her prior assignments include director of Business Operations for Global Connections from 1995 to 1998 and her duties included management of customer service and data processing. Ms. Fackrell acted as Director of Business Operations for Big Planet from 1998 to 2000 and her duties included management of business processes and data processing. Ms. Fackrell acted as Director of Business Operations for One World Online.com from 2000 to 2001 and her duties included management of business processes and data processing. Ms. Fackrell is not engaged in consulting work or providing other services to her prior employers.

         Our executive officers are elected by the board of directors on an annual basis and serve at the discretion of the board.

         There are no family relationships among our directors, executive officers or persons nominated or chosen to become directors or executive officers.

         Our policy is to encourage, but not require, members of the Board of Directors to attend annual stockholder meetings. We did not have an annual stockholder meeting during the prior year.

         Our Board of Directors does not have a standing, audit, nominating or compensation committees. Given our size, it is not practicable to staff these committees, recruit independent directors to serve on our Board and such committees, or to have a financial expert serving on an audit committee. The Board of Directors, which includes each member of the Board who is then serving, participates in the consideration of director nominees. The Board is in the process of formulating a policy with regard to the consideration of director candidates recommended by security holders and the minimum qualifications of such candidates. It anticipates having such a policy in place before our next annual stockholders meeting. The members of the board of directors are also officers of the Company and are not considered "independent" as defined by Rule 4200(a) of the NASD's Marketplace Rules.

         The Board of Directors met on twelve occasion during the fiscal year ended September 30, 2006. It also acted by written consents of the Board during this period.

Security Holder Communication

         Stockholders who would like to send communications to the Board of Directors may do so by submitting such communications to them at contactus@questgrp.net. The Board of Director's current policy is to disseminate emails received at this email address to all members of the Board of Directors. In the event that the number of emails (including spam) received at such email address becomes unmanageable, then the Board of Directors may change its policy and/or procedure with respect to security holder communication. The Board of Directors suggests, but does not require, that such submissions include the name and contact information of the security holder making the submission.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934, as amended, and the regulations of the Securities and Exchange Commission promulgated there under, require our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission, and provide us with copies of such reports. Based solely on a review of the copies of the reports furnished to us, or written representations that no reports were required to be filed, we believe that during the fiscal year ended September 30, 2006 all Section 16(a) filing requirements applicable to our directors, officers, and greater than 10% beneficial owners were complied with.

Code of Ethics

         We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

                                LEGAL PROCEEDINGS

         There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's common stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

                             EXECUTIVE COMPENSATION

         The table below sets forth certain information concerning compensation we paid to our president (chief executive officer) and all other executive officers with annual compensation in excess of $100,000, determined for the year ended September 30, 2006 (the "Named Executive Officers").

Summary Compensation Table. The following table provides certain information regarding compensation paid to the Named Executive Officers.

                                                   SUMMARY COMPENSATION TABLE

                                           Annual Compensation                Awards          Payouts
                                 ------------------------------------- --------------------  ----------
                                                                       Restricted  Stock                   All Other
        Name and                                        Other Annual   Stock       Options/  LTIP        Compensation
  Principal Position(1)     Year Salary ($)  Bonus ($) Compensation($) Awards ($)  SAR(#)    Payouts($)       ($)
  ---------------------     ---- ----------  --------- --------------- ----------  --------  ----------  ------------
Craig Davis,                2004   96,000       ---          ---          ---        ---        ---           ---
President and Director      2005   96,000       ---          ---          ---        ---        ---           ---
                            2006  _______       ---          ---          ---        ---        ---           ---

(1) Does not include Mr. Matthew Evans who was appointed as the sole officer and director of the Company after the end of the last fiscal year as further described below.
---------------

Compensation of Directors

         We paid no cash fees or other consideration to our directors for service as directors during the last three fiscal years. We have made no agreements regarding future compensation of directors. All directors are entitled to reimbursement for reasonable expenses incurred in the performance of their duties as members of the Board of Directors.

Employment Agreement

         We terminated our employment agreement with Craig Davis in connection with his resignation as a director and officer of the Company and his retention as a consultant for the Company. We have executed an employment agreement with Mr. Evans which provides for employment for a six month term and a salary of $15,000 as payment for services during the six month period.

Indemnification for Securities Act Liabilities

         Nevada law authorizes, and our Bylaws and Certificate of Incorporation provide for, indemnification of our directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Compensation Committee Interlocks and Insider Participation

         None of our executive officers serve on our compensation committee (or in a like capacity) or on the compensation committees of any other entity.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In September 2001, the Company entered into a Revolving Loan and Security Agreement (the "Bateman Revolving Loan") with Bateman Dynasty, LC, a Utah limited liability company ("Bateman") and a stockholder of the Company. Under the terms of the agreement, Bateman lent the Company approximately $50,000. This amount was subsequently repaid with interest at the rate of ten percent per annum. As additional consideration to lend the funds, Bateman (i) is entitled to quarterly payments equal to two percent of net sales in perpetuity during periods where the Company has pre-tax income in excess of $20,000 and the Company is not indebted under the McKinley Revolving Loans and (ii) is entitled to payments in perpetuity equal to (a) $5,000 per month which payment is due only when monthly net sales exceeds $100,000, (b) $10,000 per month in any month in which net sales exceed $200,000, and (c) $20,000 per month in any month in which net sales exceed $1,000,000. The effect of this arrangement will be to increase our costs in perpetuity by the stated amounts. The Company entered into this type of arrangement because, at the time, these were the best terms that it was able to negotiate for such capital. When monthly net sales are less than $100,000, the $5,000 minimum payment accrues and is indicated on the balance sheet as "Related party fee payment payable". During the fiscal year ended September 30, 2006, the Company paid $75,000 to Bateman under this arrangement.

         On or about April 6, 2005, the Company received $100,000 in funding under the terms of an unsecured promissory note. The funds were lent to the Company by a single accredited lender, Dassity, Inc. Ms. Brenda Hall, a former director of the Company, is the president and an owner of Dassity, Inc. This loan bears interest at the rate of four percent per annum and the note was payable on demand at any time after the twelve month anniversary date of the note. The note and accrued interest were repaid in full on April 5, 2006.

                              AVAILABLE INFORMATION

         Please read all the sections of the Information Statement carefully. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information filed by the Company with the SEC may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of these materials may be obtained from the SEC's website at http://www.sec.gov.

                                   SIGNATURES

         In accordance with Section 13 of the Exchange Act, the Company caused this report to be signed on its behalf by the undersigned who is authorized to do so.

                                               QUEST GROUP INTERNATIONAL, INC.




Date: October 24, 2006                         By:  /s/ Matthew Evans
                                                  ------------------------------
                                                  Matthew Evans,
                                                  President